UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 15)*
KiOR, Inc.
(Name of Issuer)
Class A Common Stock, par value $.0001 per share
(Title of Class of Securities)
497217 10 9
(CUSIP Number) COPY TO:
Robert A. Riemer Artis Capital Management, L.P. One Market Plaza Steuart Tower, Floor 27 San Francisco, CA 94105 (415) 344-6200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 18, 2014
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 497217 10 9

1.	NAME OF REPORTING PERSON STUART L. PETERSON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	7,620,139*
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	7,620,139*
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		7,620,139*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		12.9% **
14.	TYPE OF REPORTING PERSON IN, HC

* Includes 7,368,617 shares of Class A Common Stock held by the Funds and 251,522 shares held directly by the Reporting Person.

** Based on 59,065,311 shares of Class A Common Stock outstanding as of November 5, 2013, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2013 filed with the Securities and Exchange Commission on November 12, 2013.

CUSIP No. 497217 10 9

AMENDMENT NO. 15 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 5, 2011, as amended by Amendment No. 1 thereto filed on August 4, 2011, Amendment No. 2 thereto filed on August 10, 2011, Amendment No. 3 thereto filed on August 15, 2011, Amendment No. 4 thereto filed on August 22, 2011, Amendment No. 5 thereto filed on November 9, 2012, Amendment No. 6 thereto filed on March 29, 2013, Amendment No. 7 thereto filed on June 3, 2013, Amendment No. 8 thereto filed on June 28, 2013, Amendment No. 9 thereto filed on July 31, 2013, Amendment No. 10 thereto filed on August 30, 2013, Amendment No. 11 thereto filed on September 30, 2013, Amendment No. 12 thereto filed on November 11, 2013, Amendment No. 13 thereto filed on November 29, 2013 and Amendment No. 14 thereto filed on January 3, 2014 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 5.	Interest in Securities of Issuer

Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety as follows:

(a) and (b)
For the reasons previously described in Item 3 to the Schedule 13D, the Reporting Person may be deemed to indirectly beneficially own the 7,368,617 shares of Class A Common Stock held by the Funds; however, the filing of this statement shall not be construed as an admission that he is the beneficial owner of such securities. In addition, the Reporting Person directly beneficially owns 251,522 shares of Class A Common Stock. In the aggregate the shares indirectly and directly beneficially owned by the Reporting Person comprise 12.9% of the total issued and outstanding Class A Common Stock, based on 59,065,311 shares of Class A Common Stock outstanding as of November 5, 2013, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2013 filed with the Commission on November 12, 2013. With respect to all such shares of Class A Common Stock, the Reporting Person may be deemed to have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of such securities.

(c)	Since the filing of Amendment No. 14 to the Schedule 13D, the Funds have sold shares of Class A Common Stock in open market transactions as follows:

DATE	NUMBER OF SHARES	PRICE PER SHARE
January 3, 2014	96,300	$1.66 (average)
January 6, 2014	52,271	$1.74 (average)
January 7, 2014	18,476	$1.75 (average)
January 8, 2014	20,154	$1.76 (average)
January 15, 2014	46,877	$1.38 (average)
January 16, 2014	33,600	$1.41 (average)
January 17, 2014	19,523	$1.42 (average)
January 21, 2014	58,300	$1.48 (average)
January 22, 2014	54,000	$1.54 (average)
February 11, 2014	73,700	$1.20 (average)
February 12, 2014	26,300	$1.16 (average)
February 13, 2014	50,000	$1.13 (average)
February 14, 2014	40,518	$1.14 (average)
February 18, 2014	30,560	$1.16 (average)
February 19, 2014	23,032	$1.18 (average)

CUSIP No. 497217 10 9

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 20, 2014
By:	/s/ Stuart L. Peterson
Name: Stuart L. Peterson

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